Filed Pursuant to Rule 433
Registration No. 333-233543-04
Dated September 9, 2019

Baltimore Gas and Electric Company

$400,000,000 3.200% Notes Due 2049

September 9, 2019

Pricing Term Sheet

Issuer:	Baltimore Gas and Electric Company
Ratings*:	A3 (Moody’s); A (S&P); A (Fitch)
Security:	3.200% Notes due 2049
Trade Date:	September 9, 2019
Settlement Date**:	September 12, 2019
Principal Amount:	$400,000,000
Maturity:	September 15, 2049
Coupon:	3.200%
Benchmark Treasury:	2.875% due May 15, 2049
Benchmark Treasury Price / Yield:	117-05 / 2.096%
Spread to Benchmark Treasury:	+115 basis points
Yield to Maturity:	3.246%
Offering Price:	99.122% of the principal amount
Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing March 15, 2020
Redemption Provisions:	At any time prior to March 15, 2049 (six months prior to the maturity date), at a discount rate of Treasury plus 20 basis points; and on or after March 15, 2049, at 100% of the principal, plus accrued interest to the redemption date
CUSIP/ISIN:	059165EL0 / US059165EL08
Joint Book-Running Managers:	BNP Paribas Securities Corp.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
RBC Capital Markets, LLC
Senior Co-Manager:	Loop Capital Markets LLC
The Williams Capital Group, L.P.
Co-Managers:	The Huntington Investment Company
MFR Securities, Inc.
Siebert Cisneros Shank & Co., L.L.C.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the notes on or about September 12, 2019, which will be the third business day following the date of this term sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this term sheet will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp. at 1-800-854-5674, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Wells Fargo Securities, LLC at 1-800-645-3751.